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DIRECT DIAL NUMBER (212) 455-3066	E-MAIL ADDRESS jmercado@stblaw.com

July 22, 2014

Via EDGAR

Ms. Ellie Quarles

United States Securities and Exchange

Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Republic of Peru

Registration Statement under Schedule B

File No. 333-196690 Filed June 12, 2014

Dear Ms. Quarles,

On behalf of our client, the Republic of Peru (the “Republic”), we are submitting by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the above-referenced Registration Statement of the Republic, in response to the recent comment letter received from the Staff of the Commission. For convenient reference, we have also supplementally provided to the Staff a marked version of the Registration Statement to show all changes from the registration statement filed on June 12, 2014.

In addition, we are providing the following responses to the comment letter dated July 10, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement. To assist your review, we have set forth the text of the Staff’s comments below. Please note that all references to page numbers in our responses below are references to the page numbers of Pre-Effective Amendment No. 1 to the Registration Statement (the “Registration Statement”). The responses and information described below are based upon information provided to us by the Republic.

Registration Statement under Schedule B

General

1.	Staff’s comment: Please update all statistics to provide the most recent data available. On page 8, please update the population growth statistics. We note that certain data are provided as of December 31, 2012 instead of December 31, 2013. To the extent data for the first quarter are available, please include that information.

Response: The Republic acknowledges the Staff’s comment and has updated the population growth statistics on page 8. Further, the Republic will provide the Staff with the most recent reliable information currently available.

2.	Staff’s comment: Please define acronyms on their first use, such as “ICSID” on page 21 and “ESSALUD” on page 91.

Response: The Republic acknowledges the Staff’s comments and has made the necessary changes throughout the Registration Statement to define acronyms.

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3.	Staff’s comment: To the extent material, please discuss the reasons for the cabinet changes that have occurred during President Humala’s term of office.

Response: The Republic acknowledges the Staff’s comment and has updated the disclosure in the Registration Statement to reflect the reasons for the cabinet changes during President Humala’s term in office. Please see page 13 of the Registration Statement. The Republic advises the Staff that the referenced changes to the cabinet have generally resulted from the resignation or removal of the prime minister that usually necessitates replacing certain other members of the cabinet.

4.	Staff’s comment: It appears that there are some discrepancies between the information presented in the discussions and the information presented in the tables. In certain cases, there are internal inconsistencies in discussions in which you refer to the same data point for a specific year but the numbers are different. For example, we note the following areas:

•	The amounts and percentage information presented in the bullet points for 2009, 2010, 2011, and 2012 in the Developments from 2009 to 2013 section on pages 26 through 28.

•	The expenditure data included for 2010, 2011, and 2012 in the Gross Domestic Product and the Structure of the Economy section on pages 31 through 32.

•	The domestic investment data included for 2012 in the Gross Domestic Product and the Structure of the Economy section on page 34.

•	The agriculture and livestock data for 2012 in the Primary Production section on page 38.

•	The electricity and water sector’s total energy consumption data for 2011 in the Secondary Production section on page 47.

Please revise.

Response: The Republic acknowledges the Staff’s comment and has made the necessary changes throughout the referenced pages of the Registration Statement.

Territory and Population, page 7

5.	Staff’s comment: Either in the map you have included or in an additional map, please show the general location of Peru in relation to neighboring countries.

Response: The Republic acknowledges the Staff’s comment and has added a map that shows the general location of Peru in relation to neighboring countries. Please see page 8 of the Registration Statement.

Government, page 13

6.	Staff’s comment: Explain why local elections have not been held since 2006 if officials serve five-year terms.

Response: The Republic acknowledges the Staff’s comment and has added the disclosure regarding the most recent regional and local elections. Please see page 13 for related discussion of regional and local elections.

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Narco-terrorism and Delinquency, page 21

7.	Staff’s comment: In the context of the discussion relating to anti-money laundering efforts, disclose whether Peru is a member of any international or multi-lateral organization that focuses on such efforts, such as the FATF.

Response: The Republic acknowledges the Staff’s comment and has added the disclosure on page 21 regarding Peru’s membership in GAFISUD, an international anti-money laundering organization.

Legal Proceedings, page 22

8.	Staff’s comment: The paragraph discussing the DP World Callao S.R.L., P&O Dover Limited, and The Peninsular and Oriental Steam Navigation Company matter appears to be incomplete. Also, the first line of page 23 appears to be the middle of a sentence. Please complete these trailing sentences.

Response: The Republic acknowledges the Staff’s comment and has made the necessary changes to the related disclosure. Please see pages 22 and 23 of the Registration Statement.

The Economy, page 24

9.	Staff’s comment: To the extent material, please discuss the new economic measures aimed at increasing private investment that were presented by the minister of economy and finance and approved by a congressional committee in June 2014.

Response: The Republic acknowledges the Staff’s comment and has added the disclosure on page 31 of the Registration Statement.

Gross Domestic Product and the Structure of the Economy, page 31

10.	Staff’s comment: Please include additional line items in the Gross Domestic Product by Sector tables that break out the components of “Other services.”

Response: The Republic acknowledges the Staff’s comment and has expanded the disclosure in the table appearing on pages 35 and 36 accordingly.

Mining and Hydrocarbons, page 41

11.	Staff’s comment: In the discussion of mining activity during 2012, please confirm the average price of copper. Due to the importance of mining to the economy, consider including average historical prices for the country’s primary mineral products.

Response: The Republic acknowledges the Staff’s comment and has added a table that presents average historical unit prices for the principal mineral products the Republic produces. See the table appearing on page 41 of the Registration Statement.

Transportation and Telecommunications, page 49

12.	Staff’s comment: Please clarify the reference to which the second footnote of the Summary of Telecommunications Sector table relates.

Response: The Republic acknowledges the Staff’s comment and has removed the footnotes of the Summary of Telecommunications Sector table.

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Employment and Labor, page 53

13.	Staff’s comment: Please clarify whether the Employment and Labor in Metropolitan Lima table and Employment in Metropolitan Lima table include informal employment data.

Response: The Republic acknowledges the Staff’s comment and has included the related clarifying disclosure referencing inclusion of informal employment in the referenced tables. See page 53 of the Registration Statement.

14.	Staff’s comment: Please clarify what “households” represents in the “Other” category of the Employment in Metropolitan Lima table.

Response: The Republic acknowledges the Staff’s comment and has added a footnote that explains that “households” represent domestic workers.

Foreign Direct Investment, page 66

15.	Staff’s comment: For the tables appearing on pages 67 through 68, please clarify whether the 2013 data are preliminary.

Response: The Republic acknowledges the Staff’s comment and has updated the footnote accordingly.

The Monetary System, page 70

16.	Staff’s comment: To the extent material, please discuss the central bank’s June decision to lower the reserve requirements for commercial banks to 11.5 percent from 12 percent.

Response: The Republic acknowledges the Staff’s comment and has added a disclosure to discuss the central bank’s decision to lower the reserve requirements. Please see page 71 of the Registration Statement.

Public Sector Finances, page 104

17.	Staff’s comment: Please include additional line items in the Public Sector External Debt by Creditor tables that break out the components of “Other.”

Response: The Republic acknowledges the Staff’s comment and has added the disclosure in the table and the related footnote appearing on pages 111 and 112 of the Registration Statement to provide a breakdown of the related creditors included under “Other.”

*    *    *

We hope that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to contact me at (212) 455-3066 if you have any questions regarding the contents of this letter or the Registration Statement.

Sincerely,

/s/ Jaime Mercado

Jaime Mercado

cc:	Maria Teresa Marino de Hart
Consulate General of Peru

Carlos Linares Peñaloza

Director General

Ministerio de Economía y Finanzas